UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.6)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Brooke B. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Brooke B. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Brooke B. Roney: 736,443**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Brooke B. Roney: 790,542**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Brooke B. Roney: 736,443**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Brooke B. Roney: 790,542**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Brooke B. Roney: 1,526,985**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Brooke B. Roney: 4.1%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Brooke B. Roney: IN

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Denice R. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Denice R. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Denice R. Roney: 736,444**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Denice R. Roney: 54,098**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Denice R. Roney: 736,444**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Denice R. Roney: 54,098**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Denice R. Roney: 790,542**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Denice R. Roney: 2.1%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Denice R. Roney: IN

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Brooke B. Roney and Denice R. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Persons are citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

Brooke B. Roney:

	(a)	Brooke B. Roney beneficially owns or may be deemed to beneficially own 1,526,985 shares of Class A Common Stock as follows: 21,441 shares of Class A Common Stock, and 1,505,544 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 1,472,887 shares of Class B Common Stock are held by BBR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company. The filing

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

of the above statement shall not be construed as an admission that Brooke B. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of 21,441 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation which were included in the 1,526,985 shares of Common Stock referenced above.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,505,544 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Brooke B. Roney would beneficially own or may be deemed to beneficially own 1,526,985 shares of Class A Common Stock which would constitute 4.1% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,505,544 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 1,526,985 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 1,505,544 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 21,441 shares of Class A Common Stock and 1,505,544 shares of Class B Common Stock which would constitute 3.1% of the aggregate voting power of the Issuer and 1.9% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 736,443 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to vote or direct the vote, Brooke B. Roney would have sole power to vote or direct the vote of 736,443 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO.67018T-10-5

(ii) Assuming conversion of all outstanding 769,101 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to vote or direct the vote, Brooke B. Roney would have shared power to vote or direct the vote of 790,542 shares of Class A Common Stock as follows: 736,444 shares of Class A Common Stock held by BBR NS-Holdings, LLC which his wife has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; and 54,098 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

(iii) Assuming conversion of all outstanding 736,443 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to dispose or direct the disposition, Brooke B. Roney would have sole power to dispose or direct the disposition of 736,443 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 769,101 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to dispose or direct the disposition, Brooke B. Roney would have shared power to dispose or direct the disposition of 790,542 shares of Class A Common Stock as follows: 736,444 shares of Class A Common Stock held indirectly by his wife as a co-manager of BBR NS-Holdings, LLC that she has the sole power to dispose or direct the disposition of pursuant to the governing documents of said limited liability company; and 54,098 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

Denice R. Roney:

(a)	Denice R. Roney beneficially owns or may be deemed to beneficially own 790,542 shares of Class A Common Stock as follows: 21,441 shares of Class A Common Stock and 769,101 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 736,444 shares of Class B Common Stock are held by BBR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such Reporting Person. The filing of the above statement shall not be construed as an admission that Denice R. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of 21,441 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation which were included in the 790,542 shares of Common Stock referenced above.

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 769,101 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 790,542 shares of Class A Common Stock which would constitute 2.1% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 769,101 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 790,542 shares of Class A Common Stock which would constitute 0.2% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 769,101 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 21,441 shares of Class A Common Stock and 769,101 shares of Class B Common Stock which would constitute 1.6% of the aggregate voting power of the Issuer and 1.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 736,444 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to vote or direct the vote, Denice R. Roney would have sole power to vote or direct the vote of 736,444 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to vote or direct the vote, Denice R. Roney would have shared power to vote or direct the vote of 54,098 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO.67018T-10-5

(iii) Assuming conversion of all outstanding 736,444 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to dispose or direct the disposition, Denice R. Roney would have sole power to dispose or direct the disposition of 736,444 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to vote or direct the vote, Denice R. Roney would have shared power to vote or direct the vote of 54,098 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.as a co-trustee of The Brooke Brennan and Denice Reneé Roney Foundation.

Item 5	Ownership of Five Percent or Less of a Class.

The Reporting Persons are filing this report to report their beneficial ownership of the Class A Shares has dropped below five percent.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Brooke B. Roney
By: Brooke B. Roney
Dated: February 13, 2003

/S/ Denice R. Roney
By: Denice R. Roney
Dated: February 13, 2003